MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of securities registered in the Securities Registry

Santiago, December 3, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
Santiago

Ref.: Interim Dividends
__________________________

To Whom It May Concern:

In accordance with the provisions of Circular No. 660, dated October 22, 1986, issued by your Commission, and duly authorized to this effect, I hereby inform your Commission that at the LATAM Airlines Group S.A. (“LATAM”) Board of Directors’ Meeting held today, December 3, 2025, the distribution of Dividend No. 54, Interim, paid against the distributable net income for the 2025 fiscal year, was approved for a total amount of US$400,000,000. This corresponds to a dividend of US$0.00069660199533 per share, to be paid on December 23, 2025, in its equivalent amount in Chilean pesos, legal currency in Chile, according to the “observed” exchange rate published in the Official Gazette on the fifth business day prior to the payment date, that is, on December 17, 2025.

Shareholders registered in the Shareholders’ Registry at midnight on December 17, 2025, will be entitled to receive the dividend.

The notice referred to in Section II of the aforementioned Circular No. 660 will be published on December 16, 2025, in the Santiago newspaper “La Tercera”.

Attached is Form No. 1 established by said Circular No. 660, duly completed and signed.

Sincerely,

____________________________

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange

FORM Nº 1
DIVIDENDS DISTRIBUTION

1. Company identification and movement:

1.01	Tax No.:	89.862.200-2
1.02	Original form date:	12/03/2025
1.03	Company name:	LATAM Airlines Group S.A.
1.04	Securities Registration Record N°:	N/A
1.05	Series	Single
1.06	Local exchange ticker:	LTM
1.07	Individualization of movement:	54

2. Dividend agreement and amount:

2.01	Agreement date:	12/03/2025
2.02	Agreement settlement:	3
2.03	Dividend amount:	400,000,000
2.04	Currency type:	US

3. Shares and shareholders with rights:

3.01	Number of shares:	574,215,983,709
3.02	Closing date:	12/17/2025

4. Characteristics of the dividend:

4.01	Dividend type:	1
4.02	Year ended:	12/31/2025
4.03	Payment type:	1

5. Payment of the dividend in cash:

5.01	Payment in cash:	0.00069660199533
5.02	Currency type:	US
5.03	Payment date:	12/23/2025

6. Distribution of the optional dividend in shares: Not applicable.

7. Observations:

7.01	The exchange rate to be used will be the "Observed Dollar" published in the Official Gazette of Chile (Diario Oficial) on December 17, 2025.
7.02
The payment of the dividend will be made through the Banco de Crédito e Inversiones (BCI), in any of its branches throughout the country, from Monday to Friday, from 9:00 a.m. to 2:00 p.m., for a period of 90 days counted from December 23, 2025, through nominative bank voucher. Shareholders who request it in writing will have it deposited into the bank account of the owner of the shares. These shareholders will be sent the respective bank deposit receipt. Any request or change that a shareholder wishes to make regarding the payment method as indicated, must be communicated by December 17, 2025. Once the aforementioned period of 90 days has elapsed, the funds will be transferred to the custody of DCV Registries. S.A. until they are withdrawn by the shareholders by means of a registered check.
Shareholders may be represented by representatives, notarized authorization signed by the shareholder.

To make any queries, shareholders may call +562 2393 9003; or write to the email atencionaccionistas@dcv.cl.

7.03	The publication regarding this distribution of dividends will be made in the newspaper La Tercera of Santiago on December 16, 2025.
7.04	The Company is publicly traded.
7.05	The dividend is paid against the distributable net income of the corresponding full year 2025.
7.06	The Board of Directors of the reporting company agreed to distribute an interim dividend equivalent to a total amount of US$400,000,000.
7.07	The tax effects of the dividend payment will be promptly informed to the shareholders.

The information contained in this form is the faithful expression of the truth, for which I assume the corresponding legal responsibility.

____________________________

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.